SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)
(Amendment No. __)*

Hallwood Realty Partners, L.P.
(Name of Issuer)

Units Of Limited Partnership Interest
(Title of Class of Securities)

40636T203
(CUSIP Number)

John A. Mannix
HRPT Properties Trust
400 Centre Street
Newton, MA 02458
(617) 332-3990
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

_________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 40636T203	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) HRPT Properties Trust I.R.S. ID No. 04-6558834

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) |_| (b) |_|

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 330,432

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,432

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP NO. 40636T203	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Reit Management & Research LLC I.R.S. ID No. 04-3583787

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) |_| (b) |_|

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 330,432

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,432

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP NO. 40636T203	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Reit Management & Research Trust I.R.S. ID No. 04-3402206

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) |_| (b) |_|

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 330,432

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,432

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP NO. 40636T203	Page 5 of 11 Pages

        This Schedule 13D by HRPT Properties Trust, Reit Management & Research LLC and Reit Management & Research Trust is being filed to reflect the grant to HRPT Properties Trust of an irrevocable proxy to vote 330,432 Units of Limited Partner Interest of Hallwood Realty Partners, L.P. owned by HWG, LLC, a Delaware limited liability company, in connection with the transactions described in Item 4 below.

Item 1. Security and Issuer.

        The class of equity securities to which this statement relates is the Units of Limited Partner Interest (the "Units"), of Hallwood Realty Partners, L.P., a Delaware limited partnership (the "Partnership"), with its principal executive offices located at 3710 Rawlins, Suite 1500, Dallas, Texas 75219-4298.

Item 2. Identity and Background.

        The persons filing this statement (the "reporting persons") are HRPT Properties Trust, a Maryland real estate investment trust ("HRPT"), Reit Management & Research LLC, a Delaware limited liability company ("RMR"), and Reit Management & Research Trust, a Massachusetts business trust ("RMR Trust").

        HRPT's principal business is to operate as a real estate investment trust. The principal office of HRPT is located at 400 Centre Street, Newton, Massachusetts 02458. The trustees of HRPT are Patrick F. Donelan, Tjarda Clagett, Frederick N. Zeytoonjian, Barry M. Portnoy and Gerard M. Martin. The executive officers of HRPT are John A. Mannix, President and Chief Operating Officer, John C. Popeo, Treasurer, Chief Financial Officer and Secretary, Adam D. Portnoy, Executive Vice President, Jennifer B. Clark, Senior Vice President, and David M. Lepore, Senior Vice President.

        RMR's principal business is providing advisory services to real estate investment trusts such as HRPT and others. The principal office of RMR is located at 400 Centre Street, Newton, Massachusetts 02458. The directors of RMR are David J. Hegarty, Gerard M. Martin and Barry M. Portnoy. The executive officers of RMR are David J. Hegarty, President and Secretary, John G. Murray, Executive Vice President, Evrett W. Benton, Vice President, Jennifer B. Clark, Vice President and Assistant Secretary, David M. Lepore, Vice President, John A. Mannix, Vice President, Thomas M. O'Brien, Vice President, John C. Popeo, Vice President and Treasurer, John R. Hoadley, Vice President, Bruce J. Mackey Jr., Vice President, Mark L. Kleifges, Vice President, Ethan S. Bornstein, Vice President, Adam D. Portnoy, Vice President, and William J. Sheehan, Director of Internal Audit and Compliance. The sole member and manager of RMR is RMR Trust.

SCHEDULE 13D

CUSIP NO. 40636T203	Page 6 of 11 Pages

        RMR Trust's principal business is to act as the member and manager of RMR. The principal office of RMR Trust is located at 400 Centre Street, Newton, Massachusetts 02458. The trustees and executive officers of RMR Trust are the same as the directors and executive officers of RMR. Each of Messrs. Martin and Portnoy own 50% of the outstanding capital stock of RMR Trust.

        Each of the individuals listed above (i) has a business address at 400 Centre Street, Newton, Massachusetts 02458, (ii) except for Mr. Donelan, is a United States citizen and (iii) except for Messrs. Donelan, Clagett and Zeytoonjian, is principally employed by RMR in the capacities specified above. Mr. Donelan is a British citizen and is principally employed as a private investor. Mr. Clagett is principally employed as a private investor. Mr. Zeytoonjian is Chairman and Chief Executive Officer of Turf Products Corporation.

        Neither HRPT, RMR, RMR Trust nor, to the knowledge of HRPT, RMR or RMR Trust, any of the individuals specified above has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        The reporting persons may be deemed to have acquired beneficial ownership of 330,432 Units pursuant and subject to the terms of the Purchase Agreement (defined below), which provides, among other things, that the owner of such Units, HWG, LLC, a Delaware limited liability company ("HWG, LLC"), will vote such Units (i) in favor of the Merger Agreement (defined below) and the Merger (defined below), (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Partnership under the Merger Agreement, and (iii) against any action or agreement that would be reasonably expected to impede, interfere with, delay, postpone or attempt to discourage the Merger; and further provides for the grant by HWG, LLC to HRPT of an irrevocable proxy to vote the Units held by HWG, LLC in accordance with the foregoing. These voting rights were granted to HRPT in consideration of entering into the Purchase and Merger Agreements.

        The foregoing description of the voting provisions contained in the Purchase Agreement is qualified by reference to the Purchase Agreement attached as Exhibit 2.

SCHEDULE 13D

CUSIP NO. 40636T203	Page 7 of 11 Pages

Item 4. Purpose of Transaction.

        On April 16, 2004, HRPT, one of its subsidiaries ("Merger Sub"), the Partnership and Hallwood Realty, LLC, a Delaware limited liability company and the general partner of the Partnership (the "General Partner") entered into an Agreement and Plan of Merger (the "Merger Agreement"), under which, among other things, (i) Merger Sub will merge with and into the Partnership (the "Merger"), with the Partnership surviving the Merger and becoming a wholly-owned subsidiary of HRPT, and (ii) holders of Units and options to purchase Units will receive the consideration described below.

        In connection with the Merger Agreement, HRPT, one of its subsidiaries ("Successor GP"), the General Partner, HWG, LLC and certain other affiliates of the Partnership entered into a purchase agreement (the "Purchase Agreement"), under which, among other things, (i) HWG, LLC agreed to vote its Units, and granted HRPT a proxy to vote its Units, as set forth in Item 3, (ii) Successor GP will acquire the 330,432 Units held by HWG, LLC and the general partner interest in the Partnership, and (iii) the sellers under the Purchase Agreement will receive the consideration described below.

        The aggregate consideration payable for the Units and the general partnership interest is approximately $250 million, subject to adjustment in certain circumstances. Consummation of the transactions are conditioned upon satisfaction or waiver of the conditions set forth in the Merger Agreement or the Purchase Agreement, including approval of the transaction by the holders of Units and obtaining certain consents.

        The foregoing descriptions of certain terms of the Merger Agreement and the Purchase Agreement are qualified by reference to the Merger Agreement and the Purchase Agreement filed as Exhibits 1 and 2, respectively.

        No changes to the business, management, policies or organizational documents of the Partnership are anticipated to occur prior to the Merger. If the transactions contemplated by the Merger Agreement (including the Merger) and the Purchase Agreement are consummated, it is expected that subsidiaries of HRPT would hold all of the general and limited partnership interests of the Partnership, and accordingly that the Partnership would cease to be a public company, that the Units would cease to be traded on the American Stock Exchange and that the Units would become eligible for termination of registration under Section 12(g)(4) of the Act. After the consummation of the Merger, HRPT may elect to make such changes in the business, management, policies and organizational documents of the Partnership as it deems fit.

SCHEDULE 13D

CUSIP NO. 40636T203	Page 8 of 11 Pages

Item 5. Interest in Securities of the Issuer.

        Pursuant to the Purchase Agreement, HWG, LLC has granted HRPT a proxy to vote the 330,432 Units held by it (which represent 20.7% of the issued and outstanding Units) in favor of the Merger Agreement and the Merger. To that extent, HRPT may share the power to vote and therefore may be deemed to beneficially own such Units.

        To the knowledge of HRPT, RMR or RMR Trust based solely on the information set forth in the Schedule 13D filed on July 24, 1993, as amended, by The Hallwood Group Incorporated, a Delaware corporation with its principal executive offices located at 3710 Rawlins, Suite 1500, Dallas, Texas 75219-4298 ("Hallwood"), and certain representations contained in the Merger Agreement and the Purchase Agreement, (i) Hallwood has sole dispositive and voting power over the 330,432 Units held by HWG, LLC, except to the extent voting power over such Units is shared with HRPT pursuant to the terms of the Purchase Agreement as described above, and (ii) no other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of the Units held by HWG, LLC. Hallwood has reported additional information with respect to its beneficial ownership of the Units held by HWG, LLC in the above-referenced filing by it on Schedule 13D, as amended.

        The trustees and executive officers of HRPT, RMR, as HRPT's investment manager, and RMR Trust, as the sole member and manager of RMR, may under applicable regulatory definitions, be deemed to beneficially own the 330,432 Units over which HRPT shares voting power; however, such persons disclaim beneficial ownership thereof. Further, (i) other than as set forth in the Purchase Agreement and the Merger Agreement, none of the reporting persons is entitled to any rights as a holder of Units, and (ii) the filing of this Schedule 13D shall not be construed as an admission that any reporting person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any Units.

        Other than entering into the Purchase Agreement and the Merger Agreement, to the knowledge of the reporting persons no transactions in Units have been effected during the past sixty days by HRPT, RMR, RMR Trust or the trustees, directors and executive officers of HRPT, RMR and RMR Trust described above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Except for the arrangements described in Items 3, 4 or 5 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the reporting persons or, to the knowledge of the reporting persons, any other person or entity referred to in Item 2, or between such persons and any person with respect to any securities of the

SCHEDULE 13D

CUSIP NO. 40636T203	Page 9 of 11 Pages

issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

        The following documents are filed as exhibits to this statement:

1.	Agreement and Plan of Merger, dated as of April 16, 2004, by and among HRPT Properties Trust, HWP LP Acquisition LLC, Hallwood Realty, LLC and Hallwood Realty Partners, L.P (filed herewith).

2.	Purchase Agreement, dated as of April 16, 2004, by and among HRPT Properties Trust, HRP GP, LLC, Hallwood Realty, LLC, Hallwood Commercial Real Estate, LLC, HWG, LLC, HWG Realty Investors, LLC, HWG 98 Advisors, Inc., HWG 95 Advisors, Inc. and The Hallwood Group Incorporated (filed herewith).

3.	Joint Filing Agreement, dated as of April 23, 2004, by and between HRPT Properties Trust, Reit Management & Research LLC and Reit Management & Research Trust (filed herewith).

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 23, 2004	HRPT PROPERTIES TRUST

By: /s/ Adam D. Portnoy
Name: Adam D. Portnoy
Title: Executive Vice President

REIT MANAGEMENT & RESEARCH LLC

By: /s/ Adam D. Portnoy
Name: Adam D. Portnoy
Title: Vice President

REIT MANAGEMENT & RESEARCH TRUST

By: /s/ Adam D. Portnoy
Name: Adam D. Portnoy
Title: Vice President